SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Transaction in own shares

Ryanair Holdings plc (the "Company") today announces that on Thursday, 26 September 2024 it purchased for cancellation a total of 213,681 ordinary shares of nominal value €0.006 each in the capital of the Company ("Ordinary Shares") and 261,205 Ordinary Shares underlying the American Depositary Shares, as further detailed below.

	Per Ordinary Share	Per Ordinary Share underlying American Depositary Shares
Volume weighted average price paid	€17.1449	US$23.4079
Highest price paid	€17.440	US$23.610
Lowest price paid	€17.030	US$23.166

These share purchases form part of the Company's existing share buy-back programme, details of which were announced on 27 August 2024 (the "Programme").

As announced on 27 August 2024, all shares purchased by the Company will be cancelled. In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a schedule of individual trades by J&E Davy on behalf of the Company as part of the Programme is outlined in this announcement below.

Enquiries:

Contact:
Peter Larkin
Ryanair Holdings Plc
Tel: + 353 1 945 1212

Schedule of Trades:

Issuer name:	Ryanair Holdings plc
LEI	635400BR2ROC1FVEBQ56
ISIN:	IE00BYTBXV33
Intermediary name:	J&E Davy
Intermediary code:	DAVYIE21
Time zone:	BST
Currency:	EUR

Number of Shares	Gross Price per Share	Currency	Trade Time	Exchange	Trade ID
16115	17.44	EURO	08:14:38	Euronext Dublin	00043155867TRLO0-1
6500	17.355	EURO	08:19:53	Euronext Dublin	00043155900TRLO0-1
6400	17.245	EURO	08:26:50	Euronext Dublin	00043155944TRLO0-1
4400	17.145	EURO	08:32:09	Euronext Dublin	00043156014TRLO0-1
19111	17.14	EURO	09:57:11	Euronext Dublin	00043156974TRLO0-1
19255	17.125	EURO	11:16:04	Euronext Dublin	00043157429TRLO0-1
29112	17.19	EURO	14:44:53	Euronext Dublin	00043158676TRLO0-1
49500	17.12	EURO	14:57:06	Euronext Dublin	00043158978TRLO0-1
45000	17.05	EURO	15:28:57	Euronext Dublin	00043159650TRLO0-1
18288	17.03	EURO	16:08:07	Euronext Dublin	00043160392TRLO0-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 September, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary